FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 5/3/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing first quarter 2007 results.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                          By: /s/ Daniel Novegil
    --------------------                              ------------------
Name: Roberto Philipps                            Name: Daniel Novegil
Title: Chief Financial Officer                    Title: Chief Executive Officer


Dated: May 3, 2007

             Ternium Announces First Quarter 2007 Results


    LUXEMBOURG--(BUSINESS WIRE)--May 3, 2007--Ternium S.A. (NYSE:TX) today announced its results for the first quarter ended March 31, 2007.

    The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.



Summary of First Quarter 2007 Results

                                 1Q 2007   1Q 2006       4Q 2006

Shipments (million tons)             2.5       2.2   11%     2.1   16%
Net Sales (US$ million)          1,798.3   1,531.0   17% 1,586.5   13%
Operating Income (US$ million)     415.4     392.5    6%   259.2   60%
EBITDA(a) (US$ million)            530.7     500.5    6%   376.8   41%
EBITDA Margin (% of net sales)        30%       33%           24%
Net Income (US$ million)           251.6     194.5   29%   158.2   59%
Equity Holders' Net Income (US$
 million)                          222.1     165.0   35%   140.4   58%
Earnings per ADS (US$)              1.11                    0.70   58%


    (a) First quarter 2007 EBITDA equals operating income of US$415.4 million plus depreciation and amortization of US$115.3 million.

    Net sales increased 17% during the first quarter 2007 compared to net sales in the first quarter 2006 as a result of an 11% increase in shipments and 6% increase in revenue per ton.

    During the first quarter 2007, operating income was 6% higher than it was in the first quarter 2006. This was due mainly to higher shipments and steel prices, partially offset by higher raw material and labor costs.

    Equity holders' net income during the first quarter 2007 was 35% higher compared with that of the first quarter 2006 as a result of higher operating income and lower financial expenses.

    Outlook

    In the immediate future, margins are expected to remain stable due to slightly higher demand and prices expected in the North America Region as steel inventory levels are normalizing. In the South & Central Region, steel demand is expected to continue growing, while Ternium's average cost is expected to increase moderately due to higher raw material and labor expenses.

    Analysis of First Quarter 2007 Results versus First Quarter 2006
Results

    Net income attributable to the company's equity holders for the first quarter 2007 was US$222.1 million, compared with US$165.0 million in the first quarter 2006. Including minority interest, net income for the first quarter 2007 was US$251.6 million, compared with US$194.5 million in the first quarter 2006. Earnings per ADS were US$1.11 in the first quarter 2007.

    Net sales for the first quarter 2007 increased 17% to US$1.8 billion compared with the same period in 2006 mainly due to higher demand and prices in Ternium's core markets. Shipments of flat and long products reached 2.5 million tons during the first quarter 2007, an increase of 11% compared to shipment levels in the first quarter 2006, as a result of higher demand in most of Ternium's markets. Revenue per ton shipped increased 6% to US$701 in the first quarter 2007 versus the same quarter in 2006.



                           Net Sales (million US$)
                             1Q       1Q     Dif.
                            2007     2006

 South & Central America    821.8    692.7      19%
 North America              522.5    491.2       6%
 Europe & other              48.7     14.5     235%
                          -------- -------- -------
Total flat products       1,392.9  1,198.5      16%

 South & Central America    164.9    121.3      36%
 North America              192.9    161.3      20%
                          -------- -------- -------
Total long products         357.7    282.6      27%

Total flat and long
 products                 1,750.7  1,481.0      18%

Other products (1)           47.6     49.9      -5%
                          -------- -------- -------

Total Net Sales           1,798.3  1,531.0      17%

                          Shipments (thousand        Revenue / ton
                                  tons)                 (US$/ton)
                            1Q       1Q    Dif.     1Q     1Q   Dif.
                           2007     2006           2007   2006

 South & Central America 1,111.8  1,045.3     6%    739    663     12%
 North America             698.4    642.3     9%    748    765     -2%
 Europe & other             82.7     26.6   211%    589    547      8%
                         -------- -------- -----  ------ -------------
Total flat products      1,892.9  1,714.2    10%    736    699      5%

 South & Central America   292.8    237.3    23%    563    511     10%
 North America             313.3    296.5     6%    616    544     13%
                         -------- -------- -----  ------ -------------
Total long products        606.1    533.8    14%    590    529     12%

Total flat and long
 products                2,498.9  2,248.0    11%    701    659      6%

Other products (1)

Total Net Sales


    (1) Includes iron ore and pig iron.

    Sales of flat products during the first quarter 2007 totaled US$1.4 billion, an increase of 16% compared with the same quarter in 2006, as a result of higher demand and prices in Ternium's core markets. Shipments totaled 1.9 million tons in the first quarter 2007, an increase of 10% compared with the same period in 2006. Revenue per ton shipped increased 5% to US$736 in the first quarter 2007 compared with the same period in 2006. Moderating this increase was a 2% decrease versus the first quarter 2006 in revenue per ton of flat products shipped in the North America Region resulting from a higher concentration of slabs in Ternium's sales mix during the first quarter 2007, which offset higher prices in the region.

    Sales of long products were US$357.7 million during the first quarter 2007, an increase of 27% compared to the same period in 2006, due to higher demand and prices in Ternium's core markets. Shipments totaled just over 606,000 tons in the first quarter 2007, representing a 14% increase versus the same quarter in 2006. Revenue per ton shipped increased 12% to US$590 in the first quarter 2007 over the first quarter 2006.

    Sales of other products totaled US$47.6 million during the first quarter 2007, a decrease of 5% compared to the same period in 2006. This was due mainly to a decrease in shipments to third parties of iron ore pellets from Ternium's mines in Mexico as a result of higher usage levels at the company's own mills.

    Flat and long product sales in the South & Central America Region were US$986.6 million during the first quarter 2007, an increase of 21% versus the same period in 2006. This increase was mainly due to higher volumes and prices. Shipments in the region totaled 1.4 million tons during the first quarter 2007, or 10% higher than in the first quarter 2006, due to an increase in the demand for steel products. Revenue per ton shipped in the region increased 11% to US$702 in the first quarter 2007 over the same quarter in 2006, mainly due to price increases implemented in both product categories.

    Sales of flat and long products in the North America Region were US$715.4 million in the first quarter 2007, an increase of 10% versus the same period in 2006, mainly due to higher volumes. Shipments in the region totaled 1.0 million tons during the first quarter 2007, or 8% higher than the same period in 2006, mainly due to slab shipments of approximately 84,000 tons. Revenue per ton shipped in the region increased 2% to US$707 in the first quarter 2007 over the same quarter in 2006. This resulted from higher steel prices in the region that were partially offset by a higher concentration of long and semi-finished steel products in Ternium's sales mix during the first quarter 2007.

    Cost of sales totaled US$1.2 billion in the first quarter 2007, or 68% of net sales, compared to US$989.7 million, or 65% of net sales, in the first quarter 2006. The higher year-over-year cost of sales was due mainly to an increase in the price of raw materials such as iron ore, zinc and scrap, as well as lower efficiencies and higher maintenance costs associated with the relining of one of the blast furnaces in Argentina.

    Natural gas and electricity costs were lower in Mexico during the first quarter 2007 than they were in the same period in 2006, while they increased in Venezuela. Additionally, first quarter labor costs increased year-over-year in Mexico, Argentina and Venezuela.

    Selling, general and administrative (SG&A) expenses in the first quarter 2007 were US$164.5 million, or 9% of net sales, compared with US$151.0 million, or 10% of net sales, in the first quarter 2006. The increase in the SG&A dollar figure was due mainly to the higher level of shipments.

    Operating income in the first quarter 2007 was US$415.4 million, or 23% of net sales, compared with US$392.5 million, or 26% of net sales, in the first quarter 2006.

    EBITDA(b) in the first quarter 2007 was US$530.7 million, or 30% of net sales, compared with US$500.5 million, or 33% of net sales, in the first quarter 2006. Equity holders' EBITDA in the first quarter 2007 was 67% of EBITDA.

    Net financial expenses totaled US$82.3 million in the first quarter 2007, compared with US$123.5 million in the same period in 2006. This reduction was due mainly to a US$16.0 million decrease in net interest expense that was primarily associated with a reduction in net debt; US$8.0 million decrease in bank commissions relating to the absence of a one-time charge for debt issuance recognized in the first quarter 2006; and a gain of US$16.8 million associated with changes in the fair value of some derivative instruments entered into by Ternium related to energy prices and interest rates fluctuations.

    Sidor's excess cash distribution related to the participation account was US$225.2 million in the first quarter 2007 compared with US$206.9 million in the first quarter 2006. The recognition of payments to minority shareholders of Sidor resulted in expenses for Ternium of US$90.7 million in the first quarter 2007, compared with expenses of US$83.3 million in the same period in 2006.

    Income tax expense for the first quarter 2007 was US$80.5 million, or 24% of income before income tax and minority interest, compared with US$72.7 million, or 27% of income before income tax and minority interest, in the first quarter 2006.

    Income attributable to minority interest for the first quarter 2007 was US$29.5 million, similar to the first quarter 2006.

    Cash Flow and Liquidity

    Net cash provided by operating activities in the first quarter 2007 was US$530.3 million, of which US$110.3 million was related to a reduction in working capital caused primarily by lower inventory levels, and an increase in accounts payable and other liabilities net of an increase in trade receivables. Net cash used in investing activities in the first quarter 2007 was US$97.2 million, mainly related to capital expenditures of US$102.4 million. The main investments made during the first quarter 2007 were: the upgrading of the hot strip mill in Mexico; the relining of one of the blast furnaces and the construction of new coking facilities in Argentina; and the construction of a new ladle furnace in Venezuela.

    Net cash used in financing activities during the first quarter 2007 was US$92.4 million related to the reduction in financial debt, which decreased to US$959.5 million in the period. Ternium's cash position, net of borrowings, as of March 31, 2007, was US$24.2 million.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, producing a wide range of flat and long steel products. With operations in Mexico, Argentina and Venezuela and 18,000 employees, Ternium had net sales of US$6.6 billion and a production of 9.0 million tons of finished steel products in 2006. More information about Ternium is available at www.ternium.com.

    (b) EBITDA equals operating income of US$415.4 million plus depreciation and amortization of US$115.3 million.



Consolidated income statement

                US$ million                  1Q 2007  1Q 2006   Dif.
  Net sales                                  1,798.3  1,531.0   267.3
  Cost of sales                             (1,223.9)  (989.7) (234.2)
                                            --------- -------- -------
Gross profit                                   574.4    541.3    33.1
  Selling, general and administrative
   expenses                                   (164.5)  (151.0)  (13.5)
  Other operating income, net                    5.6      2.2     3.4
                                            --------- -------- -------
Operating income                               415.4    392.5    22.9

  Interest expense                             (16.9)   (34.3)   17.4
  Interest income                               10.8     12.2    (1.3)
  Other financial expenses, net                (76.1)  (101.3)   25.2

  Equity in losses of associated companies      (1.0)    (1.8)    0.8
                                            --------- -------- -------
Income before income tax expense               332.2    267.2    65.0
  Income tax expense                           (80.5)   (72.7)   (7.9)
Net income for the period                      251.6    194.5    57.1

Attributable to:
  Equity holders of the Company                222.1    165.0    57.1
  Minority interest                             29.5     29.5    (0.0)
                                            --------- -------- -------
                                               251.6    194.5    57.1




Consolidated balance sheet

               US$ million                  March 31,    December 31,
                                               2007          2006

  Property, plant and equipment, net           5,351.4        5,420.7
  Intangible assets, net                         547.8          551.6
  Investment in associated companies              15.3           16.3
  Other investments, net                          13.5           13.4
  Deferred tax assets                             35.0           36.4
  Receivables, net                                93.0           78.9
                                           ------------ --------------
Total non-current assets                       6,056.0        6,117.3

  Receivables                                    164.0          175.8
  Derivative financial instruments                 9.8            7.9
  Inventories, net                             1,181.4        1,241.3
  Trade receivables, net                         640.4          577.9
  Cash and cash equivalents                      983.7          643.4
                                           ------------ --------------
Total current assets                           2,979.2        2,646.2

Non-current assets classified as held for
 sale                                              6.0            7.0
                                           ------------ --------------

Total assets                                   9,041.2        8,770.5

Shareholders' equity                           3,938.7        3,757.6
Minority interest in subsidiaries              1,747.6        1,729.6

Minority interest & shareholders' equity       5,686.4        5,487.1

  Provisions                                      64.8           60.5
  Deferred income tax                            962.7          985.2
  Tax liabilities                                  1.2            0.0
  Other liabilities                              290.0          274.6
  Trade payables                                   7.2            7.2
  Borrowings                                     399.7          548.4
                                           ------------ --------------
Total non-current liabilities                  1,725.5        1,875.9

  Current tax liabilities                        177.2          103.2
  Other liabilities                              205.4          158.4
  Trade payables                                 687.0          621.8
  Derivative financial instruments                 0.0           15.5
  Borrowings                                     559.8          508.7
                                           ------------ --------------
Total current liabilities                      1,629.3        1,407.5

                                           ------------ --------------
Total liabilities                              3,354.8        3,283.4

Total liabilities, minority interest &
 shareholders' equity                          9,041.2        8,770.5




Consolidated cash flow statement

                US$ million                  1Q 2007  1Q 2006   Dif.

   Net income for the period                   251.6    194.5    57.1
   Adjustments for:
       Depreciation and amortization           115.3    106.3     9.0
       Income tax accruals less payments        58.0     10.9    47.0
       Derecognition of property, plant &
        equipment                                  -      1.6    (1.6)
       Equity in losses of associated
        companies                                1.0      1.8    (0.8)
       Interest accruals less payments          (4.7)   (15.9)   11.2
   Changes in provisions                        (3.3)    11.4   (14.7)
   Changes in working capital                  110.3    (12.6)  122.9
   Others                                        2.1     (1.1)    3.2
                                            --------- -------- -------

 Net cash provided by operating activities     530.3    297.0   233.2

   Capital expenditures                       (102.4)   (90.0)  (12.4)
   Acquisition of business (1)                     -    (55.2)   55.2
   Proceeds from sale of property, plant &
    equipment                                    5.2      0.5     4.6
                                            --------- -------- -------

 Net cash used in investing activities         (97.2)  (144.7)   47.4

   Net proceeds from Initial Public
    Offering                                       -    525.0  (525.0)
   Contributions from shareholders                 -      3.1    (3.1)
   Proceeds from borrowings                    120.1     11.4   108.8
   Repayment of borrowings                    (212.5)  (553.5)  340.9
                                            --------- -------- -------

 Net cash used in financing activities         (92.4)   (14.0)  (78.4)

 Increase in cash and cash equivalents         340.7    138.4   202.3

(1) Corresponds to the purchase of Impeco and other assets from Acindar in 1Q 2006.




                                       Shipments
       Thousand tons          1Q 2007    1Q 2006     Dif.

  South & Central America      1,111.8    1,045.3     66.5
  North America                  698.4      642.3     56.1
  Europe & other                  82.7       26.6     56.1
                             ---------- ---------- --------
Total flat products            1,892.9    1,714.2    178.7

  South & Central America        292.8      237.3     55.5
  North America                  313.3      296.5     16.8
  Europe & other                   0.0        0.0      0.0
                             ---------- ---------- --------
Total long products              606.1      533.8     72.3

Total flat and long products   2,498.9    2,248.0    250.9




                                     Revenue / ton
          US$/ton             1Q 2007    1Q 2006     Dif.

  South & Central America          739        663       76
  North America                    748        765      (17)
  Europe & other                   589        547       42
                             ---------- ---------- --------
Total flat products                736        699       37

  South & Central America          563        511       52
  North America                    616        544       72
  Europe & other                     0          0        0
                             ---------- ---------- --------
Total long products                590        529       61

Total flat and long products       701        659       42




                                       Net Sales
        US$ million            1Q 2007    1Q 2006    Dif.

South & Central America           821.8     692.7    129.1
North America                     522.5     491.2     31.3
Europe & other                     48.7      14.5     34.1
                             ----------- --------- --------
Total flat products             1,392.9   1,198.5    194.5

South & Central America           164.9     121.3     43.6
North America                     192.9     161.3     31.6
Europe & other                      0.0       0.0      0.0
                             ----------- --------- --------
Total long products               357.7     282.6     75.2

                             ----------- --------- --------
Total flat and long products    1,750.7   1,481.0    269.6

Other products (1)                 47.6      49.9     (2.3)
                             ----------- --------- --------

Total net sales                 1,798.3   1,531.0    267.3

(1) Includes iron ore and pig iron.



    CONTACT: Ternium
             Investor Relations:
             Sebastian Marti
             USA: +1-866-890-0443
             Mexico: +52 (81) 8865 2111
             Argentina: +54 (11) 4018 2389
             www.ternium.com